UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT
______________________________________________

LUXFER HOLDINGS PLC
______________________________________________
(Name of Registrant as Specified in Charter)

England and Wales	001-35370	98-1024030
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8989 North Port Washington Road, Suite 211
Milwaukee, WI 53217
______________________________________________
(Address and Zip Code of Principal Executive Offices)

Megan E. Glise
General Counsel & Company Secretary
+1-414-982-1663
______________________________________________

(Name and Telephone Number, including Area Code, of the Person to Contact in Connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Luxfer Holdings PLC (together with its consolidated subsidiaries, “Luxfer,” the “Company,” “we” and "our") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1 to December 31, 2022 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as (i) (a) cassiterite, (b) columbite-tantalite (coltan), (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TGs”); or (ii) any other minerals or their derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country.” Section 1502(e)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 defines “adjoining country” as a country that shares an internationally recognized border with the Democratic Republic of the Congo, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (each, including the Democratic Republic of the Congo, a “Covered Country”).

Luxfer is a global industrial company innovating niche applications in materials engineering. Luxfer primarily manufactures gas cylinders and other gas containment devices, lightweight magnesium alloys, flameless heating technology, and zirconium-based solutions and catalysts. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial applications. Luxfer may at times manufacture, or contract to manufacture, products for which 3TGs are necessary to the functionality or production of those products.

Accordingly, Luxfer has developed and maintains an active program to identify sources of materials used in its products. This program includes a system that we believe is in material conformity with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold, tin, tantalum, and tungsten (the "OECD Guidance"). This system is used to survey our supply chain and collect related data in furtherance of our compliance efforts. As part of this system, we have adopted a policy on responsible mineral sourcing, which is included in our Third Party Code of Conduct and sets forth the behaviors, activities, and information required of our suppliers in order to conduct business with Luxfer. Compliance with our Third Party Code of Conduct is further facilitated through the incorporation of related obligations in contracts with our direct suppliers and the receipt of written certifications from certain portions of our supply chain.

Following a review of all Luxfer products, their specifications, and the related manufacturing processes, the Company determined that, during the Reporting Period, it procured small quantities of 3TGs and/or materials containing 3TGs that are necessary to the functionality or production of a small number of Luxfer products. For the Reporting Period, the Company reasonably determined that 3TGs are necessary to the functionality or production of Luxfer’s zirconium-based solutions and catalysts (the “Covered Products”). Throughout this Form SD, the term “Subject Minerals” is used to refer to the 3TGs and/or materials containing 3TGs that are included in the Covered Products or necessary to the functionality or production of the Covered Products.

A.Reasonable Country of Origin Inquiry

As required by Rule 13p-1, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Subject Minerals to determine whether any such Subject Minerals (i) originated in a Covered Country and/or (ii) were from recycled or scrap sources. Luxfer conducted the RCOI in accordance with the requirements of Form SD and the related guidance provided by the Securities and Exchange Commission (the “SEC”). As part of this RCOI and where applicable, Luxfer conducted additional diligence regarding the source and chain of custody of the Subject Minerals in the Company’s supply chain. The results of the Company’s RCOI with respect to the Subject Minerals are set forth below in this Form SD.

The elements of Luxfer’s RCOI included (i) identification of Covered Products, Subject Minerals, and the suppliers of such Subject Minerals; (ii) supplier data collection; and (iii) assessment of supplier data to draw conclusions and determine whether further due diligence, in accordance with Rule 13p-1, is required. The Company believes that this RCOI process was reasonably designed and performed in good faith.

Identification of Covered Products, Subject Minerals, and Suppliers of Subject Minerals

Luxfer manufactures and assembles its products using both raw materials and purchased components acquired through the Company’s competitive global supply chain. Because the Company does not purchase 3TGs directly from the mine, smelters, or refiners, there are generally multiple tiers between the Company and the original source of the Subject Minerals. In accordance with the OECD Guidance and related guidelines provided by the SEC, the Company works with its direct suppliers to identify, where possible, the mines, smelters and/or refiners and countries of origin of 3TGs included in their raw materials or components.

As part of this RCOI process, Luxfer’s technical personnel first analyzed all Luxfer products; their specifications, including the bill of materials for purchased components utilized therein; and related manufacturing processes to determine whether such products contain 3TGs or for which 3TGs are required for the functionality or production of such products. Luxfer further evaluated new products and their material suppliers during the Reporting Period and, where there was uncertainty about whether a particular product potentially contained 3TGs, it was included in such inquiries as a Covered Product. This process resulted in the majority of Luxfer products being excluded from the Covered Products and thus further inquiry. However, Luxfer personnel identified, in good faith and to the best of their knowledge, the following product categories as Covered Products: zirconium-based solutions and catalysts. As part of this determination, Luxfer’s technical personnel identified the Subject Minerals, being the specific 3TGs or material containing 3TGs included in the Covered Products. In the Reporting Period, only one Subject Mineral was identified – tin. In consultation with senior finance leaders, operational managers, and the procurement department, the Company used its supplier database to identify the suppliers of the Subject Mineral and/or material containing the Subject Mineral (the “Covered Suppliers”). This process resulted in two Covered Suppliers being identified for the Reporting Period.

Supplier Data Collection

Luxfer then collected data from the Covered Suppliers through the use of the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template (“CMRT”). As necessary, the Company conducted oral interviews with the Covered Suppliers where additional information was required or the Covered Supplier’s responses to the CMRT required explanation. Luxfer received a 100% response rate from its Covered Suppliers. For the Reporting Period, as with previous years, Covered Suppliers reported progress in their own supply chain RCOI initiatives, which resulted in more detailed information available for assessment, including information regarding mines, refiners, and smelters in the Covered Suppliers’ supply chain.

Assessment of Supplier Data

Through the CMRT, the Covered Suppliers provided detailed information regarding their supply chain and the origin of the Subject Mineral. Specifically, the Covered Suppliers either (i) identified the mine, refiners, or smelters from whom the Subject Mineral is sourced, indicating that none of the mines, refiners, or smelters are located in a Covered Country and/or (ii) indicated that the Subject Mineral came from a recycled or scrap source.

B.Conclusion

Given the evidence obtained through the RCOI process described above, Luxfer has no reason to believe that any 3TGs included in the Covered Products or necessary to the functionality or production of the Covered Products originated in a Covered Country and/or reasonably believes that the Subject Mineral came from recycled or scrap sources. Accordingly, we are not required to exercise additional diligence on the source or chain of custody of the Subject Mineral or file a separate Conflict Mineral Report.

The conflict minerals disclosure set forth in this Form SD is publicly available on Luxfer’s website at https://www.luxfer.com/environment-social-and-governance/social/conflict-minerals/. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

Not applicable

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

Not applicable
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: May 31, 2023

By: /s/ Megan E. Glise
Megan E. Glise
General Counsel & Company Secretary
Authorized Signatory for and on behalf of
Luxfer Holdings PLC